UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42456

INLIF LIMITED

No. 88, Hongsi Road
Yangxi New Area, Honglai Town
Nan’an City, Quanzhou
The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

Enter into Certain Material Agreements in Connection with A PIPE Transaction

On February 8, 2026, INLIF Limited, a Cayman Islands exempted company (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with each of 12 non-U.S. investors (each an “Investor” and collectively, the “Investors”) relating to the issuance and sale of an aggregate of 202,000,000 shares (the “Purchased Shares”) of the Company’s Class A ordinary shares, par value US$0.0001 per share (“Class A Ordinary Shares”), at $0.16012 per share for the total amounts of $32,344,240.00 (or RMB 225,617,246.12, converted at an exchange rate of RMB 6.9755 per US$1.0, being the USD/RMB central parity rate published by the Bank of China from January 28, 2026) from all Investors (the “PIPE Transaction”). The form of the Securities Purchase Agreement is attached hereto as Exhibit 10.1.

Pursuant to the Securities Purchase Agreement, the closing of the PIPE Transaction is expected to take place within fifteen (15) trading days of the date of the Securities Purchase Agreement or such other business day mutually agreed by the parties when all necessary documents have been executed and delivered and all closing conditions have been satisfied or waived.

The issuance of the Purchased Shares will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. The Purchased Shares will be issued in a private placement exempt from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) thereof and Regulation S promulgated thereunder. Each Investor has, severally and not jointly, represented to the Company that it is not a “U.S. Person” under Regulation S, and has completed the required certification.

In addition, each Investor has entered into a lock-up agreement, in the form attached as Exhibit C to the Securities Purchase Agreement, providing for a lock-up period of six (6) months from the date of the Securities Purchase Agreement.

The Securities Purchase Agreement contains customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The foregoing summaries of the Securities Purchase Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the form of such document filed as Exhibits 10.1 hereto and incorporated by reference herein.

Closing of the PIPE Transaction

The closing of the PIPE Transaction occurred on February 10, 2026, in accordance with the terms and conditions set forth in each Securities Purchase Agreement dated February 8, 2026 by and between the Company and each Investor. The Company received RMB 225,617,246.12 in gross proceeds for the total issuance of 202,000,000 Purchased Shares in aggregate to the 12 Investors. On February 10, 2026, the Company provided the share issuance instructions to the transfer agent to issue the Purchased Shares in accordance with the terms of the Securities Purchase Agreement. The Company intends to use the proceeds from the PIPE Transaction for general corporate purposes, including working capital. Immediately upon closing of the PIPE Transaction and the completion of the Company’s issuance of all Purchased Shares to the Investors, the Company will have a total of 208,400,000 Class A Ordinary Shares and 12,500,000 shares of Class B ordinary shares with par value US$0.0001 per share (“Class B Ordinary Shares”) issued and outstanding.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 10, 2026

INLIF LIMITED

By:	/s/ Rongjun Xu
Name:	Rongjun Xu
Title:	Chief Executive Officer

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